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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 13, 2003

JSG FUNDING PLC
(formerly known as MDP Acquisitions plc)
(Translation of registrant's name into English)

Beech Hill
Clonskeagh
Dublin 4
Ireland
Telephone: +353 (1) 202-7000
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

        Form 20-F    ☒                              Form 40-F     ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):        ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):        ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes    ☐                              No    ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

JSG FUNDING PLC
(FORMERLY KNOWN AS MDP ACQUISITIONS PLC)

CHANGE OF NAMES, REGISTERED ADDRESSES AND OTHER CONTACT DETAILS

        We hereby announce that the names, registered addresses and telephone and facsimile contact details of certain companies of our group have changed with the effective dates set forth below:

New Name	Previous Name	Registration Number in Ireland	Effective Date
JSG Funding plc	MDP Acquisitions plc	357958	June 10, 2003
JSG Acquisitions	MDCP Acquisitions I	358039	June 10, 2003
Jefferson Smurfit Group Ltd	MDCP Acquisitions Ltd	357957	June 12, 2003
Smurfit Packaging Corporation Ltd	Jefferson Smurfit Group Ltd	8610	June 11, 2003

        The new registered address and telephone and facsimile contact details for each of the companies set forth above is: Beech Hill, Clonskeagh, Dublin 4, Ireland, telephone: +353 1 202 7000, facsimile: +353 1 269 4481.

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Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JSG FUNDING PLC
	By:	/s/ IAN J. CURLEY Name: Ian J. Curley Title: Director and Chief Financial Officer
Date: June 13, 2003

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